

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Boris Molchadsky
Chief Executive Officer
APPYEA, INC
16 Natan Alterman St.
Gan Yavne, Israel

> **Re: APPYEA, INC**
> **Registration Statement on Form S-1**
> **Filed May 10, 2022**
> **File No. 333-264834**

Dear Mr. Molchadsky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 10, 2022

Cover Page

1. We note your disclosure that you are offering shares of your common stock "at a fixed price to be determined upon effectiveness." Since you are not relying on Rule 430A of the Securities Act with respect to pricing terms, please disclose the fixed price in a pre-effective amendment to the registration statement. Revise to explain the method by which the price is to be determined. Refer to Item 501(b)(3) of Regulation S-K.

2. Please clarify on the cover page and elsewhere whether your primary offering will run concurrently with the secondary offering. To the extent the two offerings will be concurrent, please add a risk factor addressing the possibility that the secondary offering could adversely impact your ability to raise funds in your best efforts primary offering. Also, please advise us whether the common stock offered in the primary and secondary offerings will have different prices.

Prospectus Summary

Overview, page 6

3. You state that your current business plan focuses on three principal devices and an App currently in development. However, you then refer to only two devices, DreamIt and DreamIt Pro, and one application, SleepX Pro. We also note reference on page 38 to another application, SleepX App. Please revise your disclosure to clarify the products you currently offer or that are under development.

Risk Factors, page 11

4. Please add a risk factor discussing the risks associated with the License Agreement between SleepX Ltd. and B.G. Negev Technologies and Applications Ltd. and Mor Research Application Ltd. Specifically, disclose that your business derives from the license, as you note on page 40, and that the licensors are entitled to terminate the Agreement under certain conditions, and the effects that such a termination would have on your business.

5. Please disclose whether and how production of your wristbands may be materially impacted by supply chain disruptions. For example, discuss whether you are exposed to global shortages of materials like nickel, palladium, neon, cobalt, iron, platinum or other raw materials, or reduced production capacity due to closed factories. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

We will need substantial additional funding to continue our operations..., page 12

6. You refer in this risk factor to the "clinical development of our drug candidates." Please revise your overview and business section to discuss this aspect of your business or advise.

We may encounter liabilities involving customers..., page 19

7. Please disclose whether you have obtained, or will obtain, product liability insurance.

Use of Proceeds, page 29

8.	Please discuss your plans if substantially less than the maximum proceeds are obtained. In this regard, please include a table illustrating your planned use of proceeds if 25%, 50%, 75% and 100% of the offering is sold. Similar revisions should be made to your dilution disclosures. Disclose in this section the amount of the proceeds that you intend to use for repayment of debt. Also, disclose the interest rates and maturity dates of the debt. To the extent the debt was incurred within one year, describe the use of proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K. Finally, disclose that you will receive no proceeds from sales of common stock by the Selling Shareholders, but that you may receive proceeds from their exercise of warrants.

Business
Manufacturing, page 43

9.	Please clarify where your products are manufactured. In this regard, we note that you disclose in a risk factor on page 25 that your contract manufacturer's facility is located in Israel. However, on page 41, you state that your products are currently manufactured in China. Also, please reconcile the discrepancy between your disclosure on page 41 that your products are manufactured in China according to proprietary specifications, and your disclosure here that the components of the wristband are considered off the shelf products.

Executive Compensation
Employment Agreements, page 52

10.	We note that Mr. Boris Molchadsky became your Chairman and CEO in July 2021, following the May 2021 license agreement between SleepX and Nexense Technologies, which is owned by Mr. Molchadsky. We also note your disclosure that SleepX borrowed from Nexense an aggregate amount of $47,623 at some point in 2021. Please disclose whether Mr. Moldchadsky's employment was pursuant to the terms of either the license agreement or the loan.

Principal Shareholders, page 54

11.	Please ensure that the row entitled "Officers and Directors as a Group (Three persons)" is accurate. We note that Asaf Porat's shares seem not to have been included in the total.

Certain Relationships and Related Transactions and Director Independence, page 55

12.	We note that as of December 31, 2021, you had a related party balance of $136,936 from your CEO. Section 402(a)(k)(1) of the Sarbanes- Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure this arrangement will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to this loan.

Selling Shareholders, page 55

13.   You disclose here that this prospectus covers the resale by Selling Shareholders of an aggregate of 41,930,775 shares of common stock, while disclosing in the rest of the prospectus that it covers the resale of 44,583,792 shares. Please correct this discrepancy.

Consolidated Financial Statements, page F-1

14.   You state that the company raised gross proceeds of $610,000 in 2021 by way of private placement offerings and $131,000 through your subsidiary SleepX. Please tell us how these issuances are reflected in the statement of changes in deficiency, statement of cash flows, and the notes to the financial statements. Revise your disclosures as necessary.

Note 14. Subsequent Events, page F-21

15.   Please revise to include a discussion of the receipt of $390,000 from Leonite Capital LLC, and the related issuance of 200,000 shares of common stock and 300,000 warrants in May 2022 as disclosed on page 7. Refer to ASC 855-10-50-2.

Signatures, page II-6

16.   Please include the signature of your principal accounting officer or controller. If your chief financial officer serves in either role, please indicate in his signature block that he is also signing in that capacity. Refer to Instruction 1 to Signatures on Form S-1.

General

17.   There are numerous inconsistencies in your disclosures throughout the filing. The following are a just a few examples of disclosures that need to be corrected, however, you should ensure that all disclosures in your next amendment are consistent throughout the filing:
   • You disclose on page 10 that you intend to use a portion of the net proceeds of this offering to repay $520,000 of debt, however, your disclosures on page 13 imply that $588,235 of the debt will be repaid.
   • You refer to an original issue discount of $588,235 on page 7 and $68,823 on page 13.
   • You state on page 12 that you do not believe your resources will be sufficient to meet your operating and capital needs beyond the third quarter of 2022, however, on page 37 you state that you can fund your operations and capital expenditure requirements through November 30, 2022.
   • You disclose on page 7 that you received $390,000 from Leonite on May 9, 2022 and on page 37 you indicate that such funds were received on May 6, 2021.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology